[redacted]

15048674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49342 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 01, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trident Partners, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Crossways Park Drive
(No. and Street)

| Woodbury | New York | 11797 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Cerini — 516-681-9100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

| 10 Cutter Mill Road | Great Neck | New York | 11021 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michelle Cerini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trident Partners LTD, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**Alex Trotta**
Notary Public, State of New York
No. 01TR6314146
Qualified in Nassau County
Commission Expires November 03, 2018

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRIDENT PARTNERS, LTD.

## REPORT ON AUDIT OF FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

## REPORT ON INTERNAL CONTROL
## REPORT ON SIPC ASSESSMENTS

DECEMBER 31, 2014

# Lilling & Company LLP

Certified Public Accountants

## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

To the Board of Directors
Trident Partners, Ltd
Woodbury, New York

We have audited the accompanying financial statements of Trident Partners, Ltd (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Trident Partners, Ltd's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Trident Partners, Ltd as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

The Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission (Schedule I) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Trident Partners, Ltd's financial statements. The supplemental information is the responsibility of Trident Partners, Ltd's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***
***February 26, 2015***

TRIDENT PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 33,813 |
| Due from clearing brokers | 215,127 |
| Prepaid expenses and other assets | 57,658 |
| | $ 306,598 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities**

| | |
|---|---|
| Commissions payable | $ 21,170 |
| Due to affiliate | - |
| Accounts payable and accrued expenses | 62,663 |
| | 83,833 |

**Stockholder's equity**

| | |
|---|---|
| Capital stock, no par value; 200 shares authorized; 10 shares issued and outstanding | 15,000 |
| Paid-in capital | 1,388,148 |
| Retained earnings (deficit) | (1,180,383) |
| | 222,765 |
| | $ 306,598 |

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| **REVENUES** | |
| Commissions | $ 3,790,693 |
| Other income | 441,180 |
| | 4,231,873 |
| **EXPENSES** | |
| Salaries and payroll related expenses | 3,213,390 |
| Clearing expense | 367,273 |
| Professional fees | 94,906 |
| Occupancy | 91,144 |
| Operating expenses | 508,507 |
| | 4,275,220 |
| **NET LOSS** | $ (43,347) |

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ (43,347) |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Changes in assets and liabilities: | |
| Due from clearing brokers | 145,674 |
| Prepaid expenses and other assets | (2,957) |
| Due to affiliate | (16,522) |
| Commission payable | (72,538) |
| Accounts payable and accrued expenses | (98,673) |
| Total adjustments | (45,016) |
| **Net cash used in operating activities** | (88,363) |
| **Cash flows from financing activities** | |
| Proceeds from capital contribution | 50,000 |
| **Net cash provided by financing activities** | 50,000 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | (38,363) |
| **CASH AND CASH EQUIVAIENTS - BEGINNING** | 72,176 |
| **CASH AND CASH EQUIVALENTS - END** | $ 33,813 |

| | |
|---|---|
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest expense | $ - |
| Income taxes | |

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

| | COMMON STOCK | PAID-IN CAPITAL | RETAINED EARNINGS (DEFICIT) | TOTAL |
|---|---|---|---|---|
| **Balance - beginning** | $ 15,000 | 1,338,148 | $ (1,137,036) | $ 216,112 |
| Capital Contribution | | 50,000 | | $ 50,000 |
| Net Loss | - | - | (43,347) | (43,347) |
| **Balance - end** | $ 15,000 | $ 1,388,148 | $ (1,180,383) | $ 222,765 |

See notes to financial statements

## 1. ORGANIZATION AND NATURE OF BUSINESS

Trident Partners, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of creditors during the year ended December 31, 2014.

## 2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

### Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, RBC Capital Markets LLC, located in New York, NY. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing firm record customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, control off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company's main office is located in Woodbury, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts exceeded Federal Deposit Insurance Corporation limits.

Income taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

## 3. COMMITMENTS AND CONTINGENCIES

### Litigation

In the ordinary course of business the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations.

The Company has been named as a defendant in a customer initiated arbitration action that alleges violation of federal and state securities laws and seeks damages of approximately $280,000. The Company intends to vigorously defend the allegations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company believes that it has meritorious defenses to the claims in this case.

## 4. INCOME TAXES

There was no provision for income taxes for the year ended December 31, 2014 due to a net operating loss. The Company has net operating losses for tax purposes of approximately $850,000, that expire beginning with the tax year 2027, available to offset future taxable income.

Based on the Company's earnings and the amount of income that could be utilized in carry back years, and the uncertainty of future taxable income, it is not possible to determine whether deferred tax assets arising from these losses will be realized. Accordingly, a 100% valuation allowance has been established to reduce deferred tax assets to zero.

## 5. 401(k) RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan covering substantially all employees. Eligible participants may make contributions to the plan up to amounts specified in the plan. The Company does not make contributions to the plan.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with RBC Capital Markets LLC. RBC Capital Markets LLC carries all of the accounts of such customers and maintains and preserves such books and records.

7. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space in Woodbury, New York. The Company entered into a new lease effective August 27, 2014, which calls for base rent plus expenses and annual escalations. Rent expense for the year ended December 31, 2014 was approximately $91,000.

Minimum future rental payments are approximately as follows:

| | | |
|---|---|---|
| 2015 | | $ 89,360 |
| 2016 | | 92,041 |
| 2017 | | 94,802 |
| 2018 | | 97,646 |
| 2019 and thereafter | | 221,733 |
| | | |
| | | $ 595,582 |

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $164,753, which was $64,753 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 51% as of December 31, 2014.

## 9. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

TRIDENT PARTNERS, LTD.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

| | |
|---|---|
| **NET CAPITAL** | |
| Stockholders' equity | $ 222,765 |
| Deductions and/or charges | |
| Nonallowable assets | 57,658 |
| Net capital before undue concentration and haircuts on securities positions | 165,107 |
| Haircuts and undue concentrations | 203 |
| **NET CAPITAL** | $ 164,904 |
| **AGGREGATE INDEBTEDNESS** | $ 83,833 |
| **MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)** | $ 5,589 |
| **MINIMUM DOLLAR NET CAPITAL REQUIREMENT** | $ 100,000 |
| **EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS** | $ 64,904 |
| **PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 51% |

**Statement Pursuant to Paragraph (d)(4)of Rule 17a-5:**
There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31. 2014.

See independent auditor's report

# Lilling & Company LLP

Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Trident Partners, Ltd
Woodbury, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trident Partners, Ltd identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trident Partners, Ltd claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (2) Trident Partners, Ltd stated that Trident Partners, Ltd met the identified exemption provisions throughout the most recent fiscal year without exception. Trident Partners, Ltd's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trident Partners, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***
***February 26, 2015***

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

TRIDENT
PARTNERS

181 Crossways Park Drive • Woodbury, New York 11797
516.681.9100 • 800.341.1990 • Fax 516.681.9891

**Exemption Report**

To the best of our knowledge and belief,

(1) Trident Partners, Ltd is exempt under the provisions of paragraph (k) (2) (ii) of Rule15c3-3;

(2) Trident Partners, Ltd met the identified exemption provisions in paragraph (k) (2) (ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Michelle Cerini- FINOP

# Lilling & Company LLP

Certified Public Accountants

***INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)***

To the Board of Directors
Trident Partners, Ltd.
Woodbury, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Trident Partners, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Trident Partners, Ltd.'s compliance with the applicable instructions of Form SIPC-7. Trident Partners, Ltd.'s management is responsible for Trident Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Trident Partners LTD filed form SIPC 6 past the required filing date.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***
***February 26, 2015***

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15**********1808**********************MIXED AADC 220
049342 FINRA DEC
TRIDENT PARTNERS LTD
ATTN: MICHELLE CERINI
181 CROSSWAYS PARK DR
WOODBURY NY 11797-2016

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 10,579.08
   B. Less payment made with SIPC-6 filed (**exclude interest**) ( 5922.54 )
   8/19/14
   Date Paid
   C. Less prior overpayment applied ( — )
   D. Assessment balance due or (overpayment) 4657.14
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4657.14
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4657.14
   H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trident Partners Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 15.

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

**Item No.** | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,231,873.~~00~~

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions - 0 -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions - 0 -

2d. SIPC Net Operating Revenues $ 4,231,873

2e. General Assessment @ .0025 $ 10,579.68

(to page 1, line 2.A.)